FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

August 19, 2024

Item 3: News Release

News release dated August 19, 2023 was disseminated and subsequently filed on SEDAR.

Item 4: Summary of Material Change

On August 19, 2024, the Company issued a news release announcing it had closed the final tranche its previously disclosed non-brokered private placement (the "Offering"). The Offering consisted of 5,000,000 units of the Company (the "Units") at $0.40 per Unit for aggregate gross proceeds of $2,000,000. The first tranche closed issuing 2,500,000 Units for aggregate gross proceeds of $1,000,000. The final tranche closed issuing 2,500,000 Units for aggregate gross proceeds of $1,000,000.

Item 5 Full Description of Material Change

On August 19, 2024, the Company issued a news release announcing it had closed the final tranche of its previously disclosed non-brokered private placement. The Offering consisted of 5,000,000 Units of the Company at $0.40 per Unit for aggregate gross proceeds of $2,000,000. The first tranche of the Offering closed with the Company issuing 2,500,000 Units for aggregate gross proceeds of $1,000,000. The final tranche closed with the Company issuing 2,500,000 Units for aggregate gross proceeds of $1,000,000.

Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional share (each, a "Warrant Share"), at an exercise price of $0.60 per Warrant Share until August 16, 2025.

All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

An insider of the Company subscribed for a total of 62,500 Units under the Offering, which is a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The issuance to the insider is exempt from the valuation requirement of MI 61- 101 by virtue of the exemption contained in section 5.5(a) as the Units purchased do not exceed more than 25% of the market capitalization of the Company and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(b) of MI 61-101 in that the fair market value of the securities distributed in the final tranche is not more than $2,500,000.

None of the securities sold in connection with the final tranche are registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

August 19, 2024